Filed pursuant to Rule 424(b)(3)

Registration No. 333-179460

PROSPECTUS SUPPLEMENT NO. 33
to Prospectus declared
effective on May 10, 2012
(Registration No. 333-179460)
TWIN CITIES POWER HOLDINGS, LLC

This Prospectus Supplement No. 33 supplements our Prospectus declared effective May 10, 2012, as previously supplemented on May 10, 2012, May 16, 2012, May 25, 2012, May 29, 2012, June 1, 2012, June 14, 2012, June 25, 2012, June 29, 2012, July 10, 2012, August 14, 2012, August 31, 2012, September 20, 2012, October 12, 2012, November 2, 2012, November 14, 2012, December 20, 2012, December 31, 2012, January 8, 2013, March 1, 2013, March 18, 2013, March 29, 2013, April 1, 2013, May 2, 2013, May 15, 2013, May 31, 2013, June 10, 2013, June 17, 2013, June 19, 2013, June 20, 2013, August 14, 2013, and August 16, 2013 (the “Prospectus”).

You should read this Prospectus Supplement No. 33 together with the Prospectus.

This Prospectus Supplement No. 33 includes the attached Current Report on Form 8-K of Twin Cities Power Holdings, LLC as filed by us with the Securities and Exchange Commission on August 26, 2013.

The notes can only be purchased by residents of: California, Colorado, Connecticut, Delaware, Florida, Georgia, Illinois, Indiana, Kansas, Michigan, Minnesota, Mississippi, Missouri, New Jersey, New Mexico, New York, Pennsylvania, South Dakota, Texas, Utah, Vermont, and Wisconsin. No offer is made by this prospectus supplement to residents of any other state. See the section of the prospectus, “Notices to Investors of Certain States and Suitability Standards,” for additional details.

The information contained herein, including the information attached hereto, supplements and supersedes, in part, the information contained in the Prospectus.  This Prospectus Supplement No. 33 should be read in conjunction with the Prospectus, and is qualified by reference to the Prospectus except to the extent that the information in this Prospectus Supplement No. 33 supersedes the information contained in the Prospectus.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT.  ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

The date of this Prospectus Supplement No. 33 is August 26, 2013.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

____________

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported)	August 22, 2013

TWIN CITIES POWER HOLDINGS, LLC
(Exact Name of Registrant as Specified in Charter)

Minnesota	333-179460	27-1658449
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

16233 Kenyon Ave., Suite 210, Lakeville, Minnesota	55044
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code	(952) 241-3103

n/a
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01. Entry into a Material Definitive Agreement

On August 22, 2013, Twin Cities Power Holdings, LLC (the “Company”) entered into a corporate guaranty (the “Corporate Guaranty”) with Midcontinent Independent System Operator, Inc. (“MISO”). Pursuant to the Corporate Guaranty, the Company has agreed, among other things, to unconditionally and irrevocably guarantee, up to a maximum of $1.5 million plus any costs of enforcement or collection, the prompt and complete payment of all amounts owed to MISO by the Company’s wholly-owned subsidiaries, Twin Cities Power, LLC, Summit Energy, LLC and Cygnus Energy Futures, LLC (together, the “Subsidiaries”), under a credit advance granted to the Subsidiaries by MISO.

The foregoing description is qualified in its entirety by reference to the full text of the Corporate Guaranty which is attached to this Current Report on Form 8-K as Exhibit 10.1 and is incorporated herein by reference.

Item 2.03. Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

The information set forth under Item 1.01 of this Current Report on Form 8-K is incorporated herein by reference.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits

10.1	Corporate Guaranty of Twin Cities Power Holdings, LLC in favor of Midcontinent Independent System Operator, Inc. dated August 22, 2013.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 26, 2013	By	/s/ Wiley H. Sharp III
Wiley H. Sharp III
	Its	Vice President – Finance and Chief Financial Officer

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Exhibit 10.1

EXHIBIT A

CORPORATE GUARANTY

For good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, including, without limitation, the credit advance by the Midcontinent Independent System Operator, Inc. (“Transmission Provider”) to Twin Cities Power, LLC (“TCP”), Summit Energy, LLC (“SE”), , and Cygnus Energy Futures, LLC (“CEF”) (TCP, SE and CEF being collectively referred to as “Company”), the undersigned guarantor Twin Cities Power Holdings, LLC (“Guarantor”), hereby unconditionally and irrevocably guarantees the prompt and complete payment of all amounts that Company (or any of TCP, SE and/or CEF) now or hereafter owes, and the performance of all other obligations of the Company (or any of TCP, SE and/or CEF), under the terms and conditions of the Transmission Provider’s Transmission, Energy and Operating Reserve Markets Tariff on file with the Federal Energy Regulatory Commission, as may be amended and supplemented from time to time, together with all schedules and attachments thereto and any replacements or substitutes (the “Tariff”), any agreements entered into by Company (or any of TCP, SE and/or CEF) under, pursuant to, or in connection with the Tariff and/or any agreements to which Transmission Provider and Company (or any of TCP, SE and/or CEF) are Parties, as may be amended or supplemented from time to time whether now existing or hereafter arising in accordance with their respective terms, together with costs of enforcement and collection, including attorneys’ fees (collectively, the “Liabilities”). The Tariff, any and all agreements entered into by Company (or any of TCP, SE and/or CEF) under, pursuant to or in connection with the Tariff, and any and all agreements to which the Company (or any of TCP, SE and/or CEF) and Transmission Provider are parties, each as it may be amended from time to time and whether it currently exists or is entered into at anytime in the future are collectively referred to herein as the “Agreements”.

1.	If Company (or any of TCP, SE and/or CEF) does not perform each of its obligations in strict accordance with each respective Agreement, Guarantor shall immediately pay upon demand all amounts now or hereafter due under all of the Agreements (including, without limitation, all principal, interest and fees) and otherwise proceed to complete the same and satisfy all of the Liabilities, including Company’s (including all of TCP’s, SE’s and/or CEF’s) obligations under all of the Agreements. This Guaranty may be satisfied by Guarantor paying and/or performing (as appropriate) Company’s (and each of TCP’s, SE’s and/or CEF’s) Liabilities or by the Guarantor causing Company’s (and each of TCP’s, SE’s and/or CEF’s) Liabilities to be paid or performed; provided, however, that Guarantor shall at all times remain fully responsible and liable for its obligations hereunder notwithstanding any such payment or performance (or failure thereof) by any third party. The maximum aggregate liability of Guarantor under this Guaranty is limited to the amount of $1,500,000 USD (One Million Five Hundred Thousand U.S. Dollars), plus all costs and expenses incurred by Transmission Provider in enforcing this Guaranty against Guarantor and the Agreements against Company (or any of TCP, SE and/or CEF) (including attorneys’ fees).

2.	This Guaranty is an absolute, unconditional and continuing guaranty of the full and punctual payment and performance by Company (including each of TCP, SE and/or CEF) of all of the Liabilities, including each of its obligations under each of the Agreements, and not of collectibility only, and is in no way conditioned upon any requirement that Transmission Provider (or any other person) first attempt to collect payment from Company (or any of TCP, SE and/or CEF) or any other guarantor or surety or resort to any security or other means of obtaining payment of all or any part of the Liabilities or upon any other contingency. This is a continuing guaranty and shall be binding upon Guarantor regardless of: (i) how long after the date hereof the Agreement is entered into; (ii) how long after the date hereof any part of the obligations under the Agreements is incurred by Company (or any of TCP, SE and/or CEF); and (iii) the amount of the obligations under the Agreements at any time outstanding. Transmission Provider may enforce this Guaranty from time to time and as often as occasion for such enforcement may arise.

3.	The obligations hereunder are independent of the obligations of Company (and each of TCP, SE and/or CEF) and a separate action or actions may be brought and prosecuted against Guarantor whether action is brought against Company (or any of TCP, SE and/or CEF) or whether Guarantor is joined in any such action or actions. Guarantor’s liability under this Guaranty is not conditioned or contingent upon genuineness, validity, regularity or enforceability of any of the Agreements.

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4.	Guarantor authorizes Transmission Provider, without notice or demand and without affecting its liability hereunder, from time to time, to: (i) renew, extend, modify, supplement or otherwise change the terms of any or all the Agreements or any part thereof; (ii) take and hold security for the payment of this Guaranty or any or all of the Liabilities, and exchange, enforce, waive and release any such security; and (iii) apply such security and direct the order or manner of sale of any collateral provided as such security as Transmission Provider (or any other person) in its sole discretion may determine. The obligations and liabilities of Guarantor hereunder shall be absolute and unconditional, shall not be subject to any counterclaim, set-off, deduction or defense based upon any claim Guarantor may have against Company (or any of TCP, SE and/or CEF), any other Guarantor, or any other person or entity, and shall remain in full force and effect until all of the obligations of Guarantor hereunder and all of the Liabilities, including all obligations of Company (and each of TCP, SE and/or CEF) under each of the Agreements, have been fully and irrevocably satisfied, without regard to, or release or discharge by, any event, circumstance or condition (whether or not Guarantor shall have knowledge or notice thereof) which might constitute a legal or equitable defense or discharge of a Guarantor or surety or which might in any way limit recourse against Guarantor, including without limitation: (i) any renewal, amendment or modification of, or supplement to, the terms of any or all of the Agreements; (ii) any waiver, consent or indulgence by Transmission Provider (or any other person), or any exercise or non-exercise by Transmission Provider (or any other person) of any right, power or remedy, under or in respect of this Guaranty or any of or all the Agreements (whether or not Guarantor or Company (or any of TCP, SE and/or CEF) has or have notice or knowledge of any such action or inaction); (iii) the invalidity or unenforceability, in whole or in part, of any or all of the Agreements, or the termination, cancellation or frustration of any thereof, or any limitation or cessation of Company’s (or any of TCP’s, SE’s and/or CEF’s) liability under any thereof (other than any limitation or cessation expressly provided for therein), including without limitation any invalidity, unenforceability or impaired liability resulting from Company’s (or any of TCP’s, SE’s and/or CEF’s) lack of capacity, power and/or authority to enter into any or all of the Agreements and/or to incur any or all of the obligations thereunder, or from the execution and delivery of any or all of the Agreements by any person acting for Company (and each of TCP, SE and/or CEF) without or in excess of authority; (iv) any actual, purported or attempted sale, assignment or other transfer by Transmission Provider (or any other person) of any or all of the Agreements or of any or all of its rights, interests or obligations thereunder; (v) the taking or holding by Transmission Provider of a security interest, lien or other encumbrance in or on any property as security for any or all of the Liabilities, including any or all of the obligations of Company (and each of TCP, SE and/or CEF) under any or all of the Agreements, the posting of a cash deposit, letter of credit, performance bond or other financial accommodation, or any exchange, release, non-perfection, loss or alteration of, or any other dealing with, any such security; (vi) the addition of any party as a guarantor or surety of all or any part of the Liabilities, including obligations of Company (or any of TCP, SE and/or CEF) under any or all of the Agreements; (vii) any merger, amalgamation or consolidation of Company (or any of TCP, SE and/or CEF) into or with any other entity, or any sale, lease, transfer or other disposition of any or all of Company’s (or any of TCP’s, SE’s and/or CEF’s) assets or any sale, transfer or other disposition of any or all of the shares of capital stock or other securities of Company (or any of TCP, SE and/or CEF) to any other person or entity; or (viii) any change in the financial condition of Company (or any of TCP, SE and/or CEF) or (as applicable) of any subsidiary, affiliate, partner or controlling shareholder thereof, or Company’s (or any of TCP’s, SE’s and/or CEF’s) entry into an assignment for the benefit of creditors, an arrangement or any other Agreement or procedure for the restructuring of its liabilities, or Company’s (or any of TCP’s, SE’s and/or CEF’s) insolvency, bankruptcy, reorganization, dissolution, liquidation or any similar action by or occurrence with respect to Company (or any of TCP, SE and/or CEF).

5.	Guarantor unconditionally waives, to the fullest extent permitted by law: (i) notice of any of the matters referred to in §4 hereof; (ii) any right to the enforcement, assertion or exercise by Transmission Provider (or any other person) of any of Guarantor of its rights, powers or remedies under, against or with respect to (a) any of the Agreements, (b) any other guarantor or surety, or (c) any security for all or any part of the Liabilities, including the obligations of Company (or any of TCP, SE and/or CEF) under all or any of the Agreements or obligations of Guarantor hereunder; (iii) any requirement of diligence and any defense based on a claim of laches; (iv) all defenses which may now or hereafter exist by virtue of any statute of limitations, or of any stay, valuation, exemption, moratorium or similar law, except the sole defense of full and indefeasible payment; (v) any requirement that Guarantor be joined as a party in any action or proceeding against Company (or any of TCP, SE and/or CEF) to enforce any of the provisions of any of the Agreements; (vi) any requirement that Guarantor be involved in any dispute resolution procedures involving the Company (or any of TCP, SE and/or CEF) to enforce any of its obligations under any of the Agreements (including the dispute resolution procedures set forth in the Tariff); (vii) any requirement that Transmission Provider (or any other person) mitigate or attempt to mitigate damages resulting from a default by Guarantor hereunder or from a default by Company (or any of TCP, SE and/or CEF) under any of the Agreements; (viii) acceptance of this Guaranty; and (ix) all presentments, protests, notices of dishonor, demands for performance and any and all other demands upon and notices to Company (or any of TCP, SE and/or CEF), and any and all other formalities of any kind, the omission of or delay in performance of which might but for the provisions of this Section constitute legal or equitable grounds for relieving or discharging Guarantor in whole or in part from its irrevocable, absolute and continuing obligations hereunder, it being the intention of Guarantor that its obligations hereunder shall not be discharged except by payment and performance and then only to the extent thereof.

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6.	Guarantor waives any right to require Transmission Provider (or any other person) to (i) proceed against Company (or any of TCP, SE and/or CEF); (ii) proceed against or exhaust any security held from Company (or any of TCP, SE and/or CEF); or (iii) pursue any other remedy whatsoever. So long as any obligations remain outstanding under this Guaranty or any of the Agreements, Guarantor shall not exercise any rights against Company (or any of TCP, SE and/or CEF) arising as a result of payment by Guarantor hereunder, by way of subrogation or otherwise, and will not prove any claim in competition with Transmission Provider (or any other party to any of the Agreements) in respect of any payment under the Agreements in bankruptcy or insolvency proceedings of any nature. Guarantor will not claim any set-off or counterclaim against Company (or any of TCP, SE and/or CEF) in respect of any liability of Guarantor to Company (or any of TCP, SE and/or CEF) and Guarantor waives any benefit of any right to participate in any collateral which may be held by Transmission Provider (or any other party to any of the Agreements or holding any security for any of the Liabilities).

7.	If after receipt of any payment of, or the proceeds of any collateral for, all or any part of the Liabilities, the surrender of such payment or proceeds is compelled or volunteered to any person because such payment or application of proceeds is or may be avoided, invalidated, recaptured, or set aside as a preference, fraudulent conveyance, impermissible set -off or for any other reason, whether or not such surrender is the result of: (i) any judgment, decree or order of any court or administrative body having jurisdiction, or (ii) any settlement or compromise of any claim as to any of the foregoing with any person (including Company, or any of TCP, SE and/or CEF), then the Liabilities, or part thereof affected, shall be reinstated and continue and this Guaranty shall be reinstated and continue in full force as to such Liabilities or part thereof as if such payment or proceeds had not been received, notwithstanding any previous cancellation of any instrument evidencing any such Liabilities or any previous instrument delivered to evidence the satisfaction thereof. The provisions of this Section shall survive the termination of this Guaranty and any satisfaction and discharge of Company (or any of TCP, SE and/or CEF) by virtue of any payment, court order or any Federal, state or local law.

8.	Any indebtedness of Company (or any of TCP, SE and/or CEF) now or hereafter held by Guarantor is hereby subordinated to the Liabilities and any indebtedness of Company (or any of TCP, SE and/or CEF) under any of the Agreements; and such indebtedness of Company (or any of TCP, SE and/or CEF) to Guarantor shall be collected, enforced and received by Guarantor as trustee for Transmission Provider and be paid over to Transmission Provider on account of the Liabilities but without reducing or affecting in any manner the liability of Guarantor under the other provisions of this Guaranty.

9.	Guarantor represents and warrants to Transmission Provider, as an inducement to Transmission Provider to make the credit advances to Company (and each of TCP, SE and/or CEF), that: (i) the execution, delivery and performance by Guarantor of this Guaranty (a) are within Guarantor’s powers and have been duly authorized by all necessary action; (b) do not contravene Guarantor’s charter documents or any law or any contractual restrictions binding on or affecting Guarantor or by which Guarantor’s property may be affected; and (c) do not require any authorization or approval or other action by, or any notice to or filing with, any public authority or any other person except such as have been obtained or made; (ii) this Guaranty constitutes the legal, valid and binding obligation of Guarantor, enforceable in accordance with its terms, except as the enforceability thereof may be subject to or limited by bankruptcy, insolvency, reorganization, arrangement, moratorium or other similar laws relating to or affecting the rights of creditors generally and by general principles of equity; (iii) each of TCP, SE and CEF, are wholly owned subsidiaries of Guarantor; and (iv) there is no action, suit or proceeding affecting Guarantor pending or threatened before any court, arbitrator, or public authority that may materially adversely affect Guarantor’s ability to perform its obligations under this Guaranty.

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10.	The Guarantor must submit any and all documents that the Guarantor would be required to submit under Transmission Provider’s Credit Policy (as may be amended from time to time) if the Guarantor applied for and/or obtained credit under such Credit Policy, including, without limitation, (i) at least annually a current bond/debt rating report for senior unsecured debt of the Guarantor and an issuer rating issued by Moody’s Investor Services or Standard & Poor’s, promptly upon its issuance, and (ii) financial reports of the Guarantor promptly upon their issuance including, without limitation, annual audited financial statements prepared in accordance with generally accepted accounting principles, with auditor notes and auditor’s report, to be delivered no later than one hundred twenty (120) days after the end of each fiscal year of the Guarantor and internally prepared quarterly financial statements prepared in accordance with generally accepted accounting principles, no later than sixty (60) days after the end of each fiscal quarter of the Guarantor. Further, Guarantor must inform Transmission Provider in writing within five (5) Business Days of any Material Change (as defined in the Transmission Provider’s Credit Policy, as may be amended from time to time) in its financial status. In addition to any other remedies available at law or in equity, a Guarantor’s failure to provide this information may result in proceedings by Transmission Provider to terminate the Agreements with the Company (or any of TCP, SE and/or CEF).

11.	Guarantor agrees to pay on demand reasonable attorneys’ fees and all other costs and expenses which Transmission Provider, and any ITCs (as defined in the Tariff), their affiliates, representatives, successors and assigns may incur in the enforcement of this Guaranty. No terms or provisions of this Guaranty may be changed, waived, revoked or amended without Transmission Provider’s prior written consent. Should any provision of this Guaranty be determined by a court of competent jurisdiction to be unenforceable, all of the other provisions shall remain effective. This Guaranty embodies the entire Agreement among the parties hereto with respect to the matters set forth herein, and supersedes all prior Agreements among the parties with respect to the matters set forth herein. No course of prior dealing among the parties, no usage of trade, and no parole or extrinsic evidence of any nature shall be used to supplement, modify or vary any of the terms hereof. There are no conditions to the full effectiveness of this Guaranty. Transmission Provider may assign this Guaranty, and its rights hereunder in whole or in part, without consent and without in any way affecting Guarantor’s liability under it. This Guaranty shall inure to the benefit of Guarantor, Transmission Provider, Company (including each of TCP, SE and/or CEF), the ITCs and their successors and assigns. Guarantor may not assign this Guaranty without Transmission Provider’s consent. This Guaranty is in addition to the guaranties of any other guarantors and any and all other guaranties of any of the Liabilities, including Company’s (and each of TCP’s, SE’s and/or CEF’s) indebtedness or obligations under any or all of the Agreements.

12.	This Guaranty shall be governed by the laws of the State of Indiana, without regard to conflicts of law principles. Guarantor hereby irrevocably submits to the jurisdiction of any Indiana or United States Federal court sitting in Indiana over any action or proceeding arising out of or relating to this Guaranty or any of the Agreements, and Guarantor hereby irrevocably agrees that all claims in respect of such action or proceeding may be heard and determined in such Indiana state or federal court. Guarantor irrevocably consents to the service of any and all process in any such action or proceeding by the mailing of copies of such process to Guarantor at its address set forth herein. Guarantor agrees that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by law. Guarantor further waives any objection to venue in Indiana and any objection to an action or proceeding in such State on the basis of forum non-conveniens. Guarantor further agrees that any action or proceeding brought against Transmission Provider shall be brought only in Indiana or the United States Federal courts sitting in Indiana. Nothing herein shall affect the right of Transmission Provider to bring any action or proceeding against the Guarantor or its property in the courts of any other jurisdictions.

13.	GUARANTOR ACKNOWLEDGES THAT IT HAS BEEN ADVISED BY COUNSEL OF ITS CHOICE WITH RESPECT TO THIS GUARANTY AND THAT IT MAKES THE FOLLOWING WAIVER KNOWINGLY AND VOLUNTARILY. GUARANTOR IRREVOCABLY WAIVES TRIAL BY JURY IN ANY COURT AND IN ANY SUIT, ACTION OR PROCEEDING OR ANY MATTER ARISING IN CONNECTION WITH OR IN ANY WAY RELATED TO THE TRANSACTIONS CONTEMPLATED BY THIS GUARANTY, THE AGREEMENTS OR ANY DOCUMENTS RELATED THERETO (INCLUDING CONTRACT CLAIMS, TORT CLAIMS, BREACH OF DUTY CLAIMS, AND ALL OTHER COMMON LAW OR STATUTORY CLAIMS) AND THE ENFORCEMENT OF ANY OF COMPANY’S (or any of TCP’s, SE’s and/or CEF’s) RIGHTS AND REMEDIES.

14.	GUARANTOR HEREBY KNOWINGLY AND VOLUNTARILY AGREES THAT THE RESOLUTION OF ANY DISPUTE THAT ARISES UNDER THIS GUARANTY SHALL NOT BE SUBJECT TO THE DISPUTE RESOLUTION PROCEDURES SET FORTH IN THE TARIFF AND WAIVES ANY RIGHTS TO THE CONTRARY.

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IN WITNESS WHEREOF, the undersigned Guarantor has executed this Guaranty as of this 22nd day of August, 2013.

Twin Cities Power Holdings, LLC		Tax I.D. No. 27-1658449

By:	/s/ Tim Krieger
Print Name: Tim Krieger
Title: CEO
Address: 16233 Kenyon Avenue, Suite 210
Lakeville, MN 55044

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